Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Financial Results for Q1 2022

- Management transition: on July 1st, after 21 years as CEO, Shaike Orbach to become
Silicom’s Executive Vice Chairman of the Board, and Liron Eizenman, currently COO, to become President and CEO -

KFAR SAVA, Israel, April 28, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2022.

Financial Results

Silicom’s revenues for the first quarter of 2022 totalled $32.1 million, up 11% compared with $29.0 million for the first quarter of 2021.

On a GAAP basis, net income for the quarter totalled $2.2 million compared with $2.6 million for the first quarter of 2021. GAAP earnings per share totalled $0.32 per diluted share ($0.33 per basic share) compared with $0.37 per diluted share ($0.38 per basic share) for the first quarter of 2021.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $3.0 million, unchanged from $3.0 million for the first quarter of 2022. Non-GAAP earnings per share increased to $0.44 per diluted share ($0.45 per basic share) compared with $0.42 per diluted share ($0.43 per basic share) for the first quarter of 2021.

Guidance

While multiple large design wins continue to provide visibility for dramatic growth in demand, our ability to fulfill demand continues to be impacted by the global components crisis, which we expect to continue at least through 2022. As such, we project that revenues for the second quarter of 2022 will range between $33 million and $35 million. In light of the Company’s exceedingly strong backlog, which is currently at the highest level in the Company’s history, we continue to project double-digit growth for 2022 and beyond.

Management Transition

As of July 1st, Mr. Shaike Orbach, the Company’s President and CEO for the past 21 years, will become the Company’s Executive Vice Chairman, and Liron Eizenman, currently the Company’s Chief Operating Officer, will take over as the Company’s new President and CEO.

Liron Eizenman has been a key member of Silicom’s management team for the past six years, serving first as CEO of Silicom’s North American subsidiary, and then as the COO of Silicom Ltd. (Nasdaq: SILC). He was the visionary behind Silicom’s successful Edge Networking Solutions strategy, which emerged during 2021 as one of the Company’s primary revenue drivers, and played a pivotal role in driving the company to its leadership position in the SD-WAN/Edge platforms market.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “Our first quarter results continue to reflect the booming, stronger-than-ever demand we are experiencing for all our products, and the counter-effect of the global components crisis, which has constrained our ability to supply.

“On the one hand, our design win momentum is accelerating beyond any level we have known in the past, demonstrating the market’s critical need for our unique ‘building block’ products and platforms for disaggregated/decoupled architectures and next-generation networks. For example, during the quarter, we secured two major new design wins in highly competitive processes: one from an existing US communications service provider client, which we expect to build to approximately $15 million, and the other from a Tier-1 European telco, whose projected run rate is approximately $5 million per year. In parallel, discussions continue moving forward with a broad variety of telcos, networking equipment providers and partners, all regarding exciting new opportunities driven by SD-WAN’s and 5G/O-RAN’s coming of age.

Mr. Orbach concluded, “We therefore continue to believe, despite the – hopefully – short-term uncertainties of the components crisis, that we are headed for steep, multi-year growth, in step with the market’s sweeping transition to next-generation networks.”

***

Conference Call Details

Silicom’s Management will host an interactive conference today, April 28th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, taxes on amortization of acquired intangible assets, as well lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 212 378 8040 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	March 31,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	$8,677	$29,285
Marketable securities	7,669	8,266
Accounts receivables: Trade, net	30,418	31,120
Accounts receivables: Other	9,295	4,693
Inventories	95,454	75,753
Total current assets	151,513	149,117

Marketable securities	26,729	23,773
Assets held for employees’ severance benefits	1,863	1,882
Deferred tax assets	1,426	1,616
Property, plant and equipment, net	4,364	4,576
Intangible assets, net	5,495	4,314
Right of Use	8,976	8,765
Goodwill	25,561	25,561
Total assets	$225,927	$219,604

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$40,254	$29,918
Other accounts payable and accrued expenses	13,905	18,582
Lease Liabilities	1,722	1,811

Total current liabilities	55,881	50,311

Lease Liabilities	7,314	7,377
Liability for employees’ severance benefits	3,502	3,443
Deferred tax liabilities	3	10

Total liabilities	66,700	61,141

Shareholders' equity
Ordinary shares and additional paid-in capital	64,550	63,412
Treasury shares	(37,542)	(34,995)
Retained earnings	132,219	130,046
Total shareholders' equity	159,227	158,463

Total liabilities and shareholders' equity	$225,927	$219,604

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2022	2021
Sales	$32,070	$29,002
Cost of sales	21,180	19,071
Gross profit	10,890	9,931

Research and development expenses	5,478	5,020
Selling and marketing expenses	1,783	1,555
General and administrative expenses	1,197	1,063
Total operating expenses	8,458	7,638

Operating income	2,432	2,293

Financial income (loss), net	341	817
Income before income taxes	2,773	3,110
Income taxes	600	515
Net income	$2,173	$2,595

Basic income per ordinary share (US$)	$0.33	$0.38

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,682	6,909

Diluted income per ordinary share (US$)	$0.32	$0.37

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,829	7,067

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2022	2021

GAAP gross profit	$10,890	$9,931
(1) Share-based compensation (*)	161	147
Non-GAAP gross profit	$11,051	$10,078

GAAP operating income	$2,432	$2,293
Gross profit adjustments	161	147
(1) Share-based compensation (*)	785	577
Non-GAAP operating income	$3,378	$3,017

GAAP net income	$2,173	$2,595
Operating income adjustments	946	724
(2) Lease liabilities - financial expenses (income)	(186)	(404)
(3) Taxes on amortization of acquired intangible assets	68	66
Non-GAAP net income	$3,001	$2,981

GAAP net income	$2,173	$2,595
Adjustments for Non-GAAP Cost of sales	161	147
Adjustments for Non-GAAP Research and development expenses	375	266
Adjustments for Non-GAAP Selling and marketing expenses	208	157
Adjustments for Non-GAAP General and administrative expenses	202	154
Adjustments for Non-GAAP Financial income (loss), net	(186)	(404)
Adjustments for Non-GAAP Income taxes	68	66
Non-GAAP net income	$3,001	$2,981

GAAP basic income per ordinary share (US$)	$0.33	$0.38
(1) Share-based compensation (*)	0.14	0.10
(2) Lease liabilities - financial expenses (income)	(0.03)	(0.06)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01
Non-GAAP basic income per ordinary share (US$)	$0.45	$0.43

GAAP diluted income per ordinary share (US$)	$0.32	$0.37
(1) Share-based compensation (*)	0.14	0.10
(2) Lease liabilities - financial expenses (income)	(0.03)	(0.06)
(3) Taxes on amortization of acquired intangible assets	0.01	0.01
Non-GAAP diluted income per ordinary share (US$)	$0.44	$0.42

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))